                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

          For the month of November 2003
                           -------------

                        Woori Finance Holdings Co., Ltd.
                        --------------------------------
                 (Translation of registrant's name into English)

                 203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea
                 -----------------------------------------------
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F    X      Form 40-F
                                      -                 ------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    -------

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    -------

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes            No X
                                   -----        -

               Purchase of Subsidiary Shares as Major Shareholder

Woori Financial Holdings Co., Ltd. purchased the shares of Woori Securities, a major subsidiary, for the purpose of stabilizing the ownership and management structure of Woori Securities.

Key Details of Purchase
-----------------------

Purchase Date                                  : November 28, 2003
Subsidiary for Purchase                        : Woori Securities
Number of Shares                               : 4,121,730 common shares
Purchase Amount                                : 16,899,093,000 Won
Total Invested Amount                          : 112,364,833,600 Won

                                                 * Excluding the newly purchased
                                                   amount
Board of Directors Resolution Date             : November 28, 2003
Purchase Method
The shares purchased were treasury shares held by Woori Securities in a specific trust account at Woori Bank.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Woori Finance Holdings Co., Ltd.
                                         -------------------------------------
                                         (Registrant)

   Date: November 28, 2003               By:  /s/  Won Gihl Sohn
                                         ---------------------------------------
                                         (Signature)

                                         Name:    Won Gihl Sohn
                                         Title:   Managing Director